

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 13, 2012

Geoffrey D. Schwartz, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

RE: Cornerstone Total Return Fund, Inc. ("CRF")
    File Nos.: 333-184454 and 811-2363

    Cornerstone Strategic Value Fund, Inc. ("CLM")
    File Nos.: 333-184453 and 811-5150

Dear Mr. Schwartz:

On October 17, 2012, CLM and CRF (each a "Fund" and collectively the "Funds") each filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). Each registration statement is filed in connection with a proposed non-transferable rights offering of shares of common stock. These Rights will allow shareholders to subscribe for new shares of common stock. For every three (3) Rights a shareholder receives, such shareholder will be entitled to buy one (1) new share of common stock. Each Shareholder will receive one Right for each outstanding share they own on the record date (the "Basic Subscription").

The subscription price per share will be the greater of (i) 107% of net asset value per share ("NAV") as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per share at such time.

Record date shareholders who exercise all of their Basic Subscription Rights are entitled to subscribe for shares which were not otherwise subscribed for by other shareholders (the "Additional Subscription Privilege"). Each Fund may also, in its discretion, issue additional Shares in an amount up to 100% of shares available in the Basic Subscription Rights offering to honor additional subscription requests (the "Over-Allotment Shares") subject to the same terms and conditions of the Offering.

Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated October 16, 2012, we performed a limited review of the registration statements. Your letter represented that the disclosure contained in the registration statements is based on and is substantially similar to the registration statement on Form N-2 for Cornerstone Progressive Return Fund (File No.: 811-22066), which was reviewed and declared effective by the Staff on May 21, 2012.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in either registration statement. We have the following comments.

Cornerstone Total Return Fund, Inc.

Page 1

1.   The disclosure states that "[s]hares will be issued within the 15-day period immediately following the record date of the Fund's monthly's distribution and Stockholders exercising rights will not be entitled to receive such dividend with respect to the shares issued pursuant to such exercise." The word "distribution" should be substituted for the word "dividend" in this sentence. Any similar disclosure should also be revised accordingly.

Page 34

2.   The disclosure on this page describes the Fund's Dividend Reinvestment Plan. We believe that the nomenclature of this plan should be changed to a Distribution Reinvestment Plan.

Page 37

3.   The Funds have historically had returns of capital ("ROC"). Please confirm that the Fund's current intended action regarding ROC distributions are consistent with the requirements of IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service.

Cornerstone Strategic Value Fund, Inc.

4.   As the registration statements are virtually identical, to the extent applicable, the CRF comments above apply to the CLM registration statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant